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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2003

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)
 Luxembourg
(Jurisdiction of incorporation or organization)
 25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒        Form 40-F    ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐        No    ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

For immediate release

NEWS RELEASE	17 June 2003

VANTICO GROUP S.A.
("Vantico")

Extension of Exchange Offer for 12% Senior Notes due 2010 by Volcano Holdco 2 LLC

        Vantico announces that Volcano Holdco 2 LLC (the "Company"), an entity that was formed for the purpose of implementing the restructuring of Vantico, has confirmed that the Exchange Offer for any and all of Vantico's outstanding 12% Senior Notes due 2010 (the "Notes"), which commenced on May 16, 2003, has today been extended from 5 p.m., London time, on June 16 2003 until 5 p.m., London time, on June 23, 2003.

        The purpose of the extension is to allow the closing of the Exchange Offer to coincide with all other aspects of the restructuring, as described in previous announcements. The terms of the Exchange Offer remain identical in all other material respects.

        As at 12.00 noon on 16 June 2003, the Company informed Vantico that it has been advised that holders of €62,222,000 of principal amount of the Notes representing approximately 25% of the Notes outstanding have validly tendered and not withdrawn their Notes. In addition, the Company already holds approximately 73% of the Notes. Holders of a total of approximately 98% of the Notes have therefore indicated their support for the Exchange Offer.

        In the event that the conditions of the Exchange Offer, including the 99% acceptance level, are satisfied, holders of the Notes will receive their elected consideration. This consideration is described in the Exchange Offer document and will comprise either €300 in cash or approximately 5.1 common equity interests in the Company per each €1,000 principal amount of the Notes held.

        If the Exchange Offer is not consummated, then in order to protect the interests of all creditors of the holding company Vantico Group S.A., the directors of Vantico Group S.A. intend to petition the High Court in London to request that Vantico Group S.A. be placed into administration in the United Kingdom pursuant to the provisions of the Insolvency Act 1986 and the EC Regulation on Insolvency Proceedings (No 1346/2000). Any administration procedure should not impact the operating subsidiaries of the wider Vantico group and is expected to be used solely for the purpose of implementing a restructuring of the capital structure of the Vantico group. The use of a UK administration procedure to implement the restructuring is not anticipated to have any impact on the currently anticipated time-frame for completing the restructuring and refinancing of Vantico.

        In the event that Vantico Group S.A. is placed into administration, the ultimate distribution to holders of the Notes is expected to include consideration of no more than €250 in cash per each €1,000 principal amount of the Notes held together with warrants that would allow the holders of the Notes to reinvest the net proceeds of the cash payment into common equity interests in the Company.

        As the administrators of Vantico Group S.A. are not permitted to make any distributions to the creditors of Vantico Group S.A. directly, those distributions are envisaged to be made pursuant to a Scheme of Arrangement under section 425 of the Companies Act 1985 or a Company Voluntary Arrangement under Part I of the Insolvency Act 1986. A Scheme of Arrangement would typically take two to four months to effect, and a Company Voluntary Arrangement would typically take seven to ten weeks, so any distribution made pursuant to either a scheme of arrangement or Company Voluntary Arrangement would not be immediate.

        The rights of withdrawal for those holders of the Notes who have already tendered their acceptance to the Exchange Offer shall continue until the new expiration date in accordance with the terms of the private exchange offer document.

About Vantico

        Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity Limited. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

        Vantico is incorporated in Luxembourg and operates globally in two Divisions: Polymer Specialties, and Adhesives, Tooling and Optronics.

About Volcano Holdco 2 LLC

        Volcano Holdco 2 LLC has informed Vantico that it was created for the purpose of acquiring Vantico and its operating subsidiaries. It has further informed Vantico that it is currently controlled by an ad hoc committee of holders of the Notes (the "Committee"). Following the completion of the Exchange Offer, MatlinPatterson Global Opportunities Partners, L.P. ("MatlinPatterson"), a member of the Committee has stated that it expects to transfer its controlling interest to the Huntsman group of companies ("Huntsman"), which is jointly owned by the Huntsman family and MatlinPatterson.

Contacts

Vantico
Helmut Strametz Chief Executive Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7962 Email: helmut.strametz@vantico.com	Justin Court Chief Financial Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7950 Email: justin.court@vantico.com
Financial Adviser to Vantico Close Brothers Corporate Finance
Richard Grainger Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: richard.grainger@cbcf.com	Jason Clarke Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: jason.clarke@cbcf.com
Financial Adviser to the Committee Lazard
Richard Stables Tel: +44 (0) 20 7187 2000 Fax: +44 (0) 20 7072 6414 Email: richard.stables@lazard.com	Alasdair Nisbet Tel: +44 (0) 20 7187 2000 Fax: +44 (0) 20 7072 9070 Email: alasdair.nisbet@lazard.com

        Close Brothers Corporate Finance is acting for Vantico Holding S.A. and its principal subsidiaries in connection with the Exchange Offer and no-one else and will not be responsible to anyone other than Vantico Holding S.A. and its subsidiaries for providing the protections offered to clients of Close Brothers Corporate Finance nor for providing advice in relation to the exchange offer.

        Lazard & Co., Limited ("Lazard") is acting for the Committee in connection with the Exchange Offer and no-one else and will not be responsible to anyone other than the Committee for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer.

        This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder that will contain detailed information about the company and management, as well as financial statements.

        This document contains certain forward-looking statements (as defined in the US Private Securities Litigation Reform Act of 1995, as amended) regarding future business and financial prospects, business strategies, plans and objectives of management and other matters. These forward-looking statements are generally identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plan", "intend" and similar expressions. Forward-looking statements are based on the Company's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed and thus you should not place undue reliance on any of these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. The proposed restructuring is subject to further documentation and implementation.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANTICO GROUP S.A.
By:	/s/ JUSTIN COURT Justin Court Chief Financial Officer

June 17, 2003

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VANTICO GROUP S.A. ("Vantico")
SIGNATURE